Phil E. Pearce
6624 Glenleaf Court
Charlotte, NC 28270
July 13, 2005



Mr. Robert Hipple
Chairman of the Board of Directors
iWorld Projects & Services, Inc.
3824 Sunflower Court.
Merritt Island, FL  32953

Dear Mr. Hipple,

Please accept my resignation from the Board of Directors of iWorld Projects & Services, Inc., effective today.


Sincerely,

/s/

Phil E. Pearce